November 24, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

ATTN:	Mr. Wilson K. Lee, Office of Real Estate and Commodities
Mr. Eric McPhee, Office of Real Estate and Commodities

RE:	Gladstone Land Corporation
Form 10-K for the fiscal year ended December 31, 2016
Filed February 21, 2017
File No. 001-35795

Dear Messrs. Lee and McPhee:

On behalf of Gladstone Land Corporation (the “Company”) and in response to the request contained in the letter (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), dated November 14, 2017 (the “Comment”), with respect to our Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on February 21, 2017 (the “2016 Form 10-K”), we submit this letter containing the Company’s response. For your convenience, we have set forth below the Staff’s Comment, followed by the Company’s response. Capitalized terms not defined herein are defined in the 2016 Form 10-K.

Staff Comment:

Form 10-K for the year ended December 31, 2016

General

1.	We note that the purchase prices of your acquisitions of the Gunbarrel Road and Citrus Boulevard properties exceeded 10% of your total assets as of the respective prior audited balance sheet dates. Please tell us how you considered the need to present audited historical financial statements for these properties in accordance with Rule 3-14 of Regulation S-X.

Company Response:

With regard to the Staff’s question regarding our consideration of audited historical financial statements (“3-14 Financial Statements”) pursuant to Rule 3-14 of Regulation S-X (“Rule 3-14”) for our Gunbarrel Road and Citrus Boulevard acquisitions, we respectfully submit the following response:

Gunbarrel Road:

We acquired Gunbarrel Road, which consisted of real property (land and buildings), on March 3, 2016, for a total purchase price of approximately $25.7 million. Per our Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on February 23, 2016 (the “2015 Form 10-K”), our total assets as of December 31, 2015, were approximately $228.7 million (resulting in a 10% threshold of approximately $22.9 million). The 2015 Form 10-K was our most recently-audited balance sheet at the time we acquired Gunbarrel Road.

The acquisition of Gunbarrel Road consisted of four separate agreements (two purchase and sale agreements (each a “PSA”), each of which the consideration paid consisted solely of cash; and two contribution agreements (each a “CA”), each of which the consideration paid consisted solely of limited partnership interests in our operating partnership (“OP Units”)) with three separate entities (Seller A, which consisted of two married individuals, acting jointly, as husband and wife; Seller B, which was a corporation; and Seller C, which was a limited liability company whose ownership was split evenly between Seller A and Seller B). Seller A and Seller B were otherwise unrelated parties. The operator on all real property conveyed in the sale was a limited liability company (Grower A) that was wholly-owned by Seller A. As such, a portion of the transaction (that portion of real property owned by Seller A) was owner-operated prior to our acquisition and thus had no prior leasing history. For clarity purposes, the structure of the transaction is laid out in tabular format below:

Seller	Operator	Agreement Type	Type of Consideration	Total Consideration	% of Total Assets(1)
Owner-operated property:
Seller A(2)	Grower A(5)	PSA	Cash	$8,656,324	3.8%

Subtotal: Total owner-operated property				8,656,324	3.8%

Non-owner-operated property:
Seller B(3)	Grower A(5)	PSA	Cash	10,627,638	4.6%
Seller B(3)	Grower A(5)	CA	OP Units	516,587	0.2%
Seller C(4)	Grower A(5)	CA	OP Units	5,935,267	2.6%

Subtotal: Total non-owner-operated property				17,079,491	7.5%

Total Purchase Price				$25,735,815	11.3%

(1)	Measured against our total assets per our 2015 Form 10-K.
(2)	Two married individuals, acting jointly, as husband and wife.
(3)	A corporation.
(4)	An LLC, owned 50% by Seller A and 50% by Seller B.
(5)	An LLC, wholly-owned by Seller A.

Pursuant to Item No. 2330.10 of the Division of Corporation Finance’s Financial Reporting Manual (“FRM 2330.10”), 3-14 Financial Statements are not required for acquired properties that have no prior leasing history. The portion of real property owned and operated by Seller A made up approximately $8.7 million of the total purchase price of Gunbarrel Road and was thus excluded from our analysis for purposes of Rule 3-14. The remaining portions of the acquisition made up a total of approximately $17.1 million, which was below the 10% threshold of total assets included in the audited balance sheet of the 2015 Form 10-K.

Citrus Boulevard:

We acquired Citrus Boulevard on January 12, 2017, for a total purchase price of $54.0 million. Per our 2016 Form 10-K, our total assets as of December 31, 2016, were approximately $334.0 million (resulting in a 10% threshold of approximately $33.4 million). The 2016 Form 10-K was our most recently-audited balance sheet following the acquisition of Citrus Boulevard.

The acquisition of Citrus Boulevard was a sale-leaseback, with the entire property previously being owner-operated. Pursuant to FRM 2330.10, 3-14 Financial Statements are not required for acquired properties that have no prior leasing history. As no prior leasing history existed prior to our acquisition of it, the transaction was excluded from our analysis for purposes of Rule 3-14.

If you have any additional questions or require any further information regarding the response contained in this letter, please do not hesitate to contact me at (703) 287-5817 or Lewis.Parrish@GladstoneCompanies.com.

Sincerely,

/s/ Lewis Parrish
Lewis Parrish
Gladstone Land Corporation, CFO